SAFRAN

SIÈGE SOCIAL

October 26, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Paul Dudek, Esq.


06017788

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,



François de Raimond

cc: Alain Marcheteau
(Safran)



SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

I. PRESS RELEASES

October 26, 2006 – SAFRAN clarifications concerning mobile phones business following statements by Motorola

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

SAFRAN

Press release

Communiqué de presse

SAFRAN Clarifications Concerning Mobile Phones Business Following Statements by Motorola

Paris, October 26, 2006

Following statements by Motorola reported in a major French daily national newspaper, SAFRAN is pleased to note that one of the major players in the telecommunications market has publicly recognized the quality and professionalism of the teams at SAFRAN's mobile phones division.

SAFRAN notes that Motorola has stated its interest in a link-up with its mobile phones business.

SAFRAN also notes that a potential link-up with another mobile phone maker is only one possibility to ensure the sustainable success of this business.

It should also be noted that any and all decisions impacting this business will take into account the best interests of its customers, its employees and its shareholders.

In the current context, Motorola, as a major player in mobile phones, remains a competitor of SAGEM.

SAFRAN is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 - France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr